SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ERRATUM AND RATIFICATION

São Paulo, September 18, 2012 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest thermoplastic resin producer in the Americas, announces to its shareholders and the general market that in the material fact notice published on August 28, 2012, where it reads “(...) the Company, on the date hereof, has (i) 798,380,490 shares outstanding… ”, it should read “(...) the Company, on the date hereof, has (i) 796,372,890  shares  outstanding, and excluding the shares held (directly and indirectly) by the controlling shareholder of Braskem, Odebrecht S.A., its free float totals 490,855,769 shares, of which 225,334,029 are common shares, 264,927,922 are preferred class “A” shares and the remaining 593,818 shares are preferred class “B” shares.”

All other information disclosed in the Material Fact notice dated August 28, 2012 is hereby ratified.

For more information, contact Braskem’s Investor Relations Department:

Guilherme A. Mélega IRO and Controller Tel: (55 11) 3576-9531 guilherme.melega@braskem.com.br
Roberta Varella IR Manager Tel: (55 11) 3576-9266 roberta.varella@braskem.com.br	Susana Yamamoto IR Coordinator Tel: (55 11) 3576-9970 susana.yamamoto@braskem.com.br
Daniela Balle de Castro IR Analyst Tel: (55 11) 3576-9615 daniela.castro@braskem.com.br	Pedro Gomes de Souza IR Analyst Tel: (55 11) 3576-9010 pedro.gomes@braskem.com

For more information go to:

www.braskem.com.br/ri

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.